Delisting Determination,The Nasdaq Stock Market, LLC,
October 7, 2008, Metro One Telecommunications, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Metro One Telecommunications, Inc.
(the Company), effective at the opening of the trading session on October 17, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4310(c)(02). The Company was notified of the Staffs determination on July 25, 2008.
The Company requested a review of the
Staffs determination before the Listing
Qualifications Hearings Panel, but withdrew its request for a hearing on September 17, 2008 and trading in the Companys securities was suspended on September 19, 2008. The Staffs Determination to delist the Company became final on September 19, 2008.